^form 13G
AMMEND#
STOCK_NAME
Mesa Air Group, Inc.
CLASS
Common
CUSIP
590479101
^page
APP_NAME
Gardner Lewis Asset Management
SSN
23-2778393
ADDRESS
285 Wilmington - West Chester Pike  Chadds Ford, PA  19317
SOLE
1,874,400
SHARED
31,800
SOLE DISPOSE
2,132,900
SHARED DISPOSE
0
BENEFICIALLY
2,132,900
PERCENT
7.6%
TYPE OF PERSON
IA
^page
STOCK_NAME
Mesa Air Group, Inc.
STOCK_ADDRESS
2325 East 30th Street, Farmington, NM  87401
NAME_OF_PERSON
Gardner Lewis Asset Management, L.P.
ADDRESS_OF_BUS
285 Wilm. - W. Chester Pike  Chadds Ford, PA 19317
CITIZEN
USA
CLASS_OF_STOCK
Common
CUSIP
590479101
BROKER
BANK
INSURANCE
INVESTMENT
BROKER
x
BROKER
PARENT
GROUP
BENEFICIALLY
2,132,900
PERCENT
7.6%
^page
SOLE
1,874,400
SHARED
31,800
SOLE_DISPOSE
2,132,900
SHARED_DISPOSE
0
CHECK
DATE
02/13/97
NAME
W. Whitfield Gardner
TITLE
Chairman and CEO
^page